82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02026461

REGISTRANT'S NAME Intertech Minerals Corp.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

APR 11 2002

**NEW ADDRESS

THOMSON FINANCIAL

FILE NO. 82- 4935 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 4/8/02

82-4935

02 FEB -1 AM 8:05

AR/S
6-30-01

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
INTERTECH MINERALS CORP.	01	06	30	01	09	24

ISSUER ADDRESS
450 – 650 WEST GEORGIA STREET

CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6B 4N8	604-684-3829	604-684-8712

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
MARILYN COHEN	CONTROLLER	604-684-8712

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"JOHN R. FRASER"	JOHN R. FRASER	01	11	19
"RALPH SHEARING"	RALPH SHEARING	01	11	19

FIN51-901F Rev.2000/12/19

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

5. List of Directors and Officers: Mr. John Fraser – Director and President
Mr. Ralph Shearing - Director
Mr. Michael Cytrynbaum - Director
Mr. Peter Maher (resigned August 7, 2001) – Director
Mr. Rory Godinho – Corporate Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

This management discussion and analysis examines issues that affected Intertech Minerals Corp. (the "Company" or "Intertech") during the quarter and year ending June 30, 2001 (the Company's fiscal year-end), addresses certain concerns regarding continuous disclosure for the fiscal year ending June 30, 2000, and quarters ending September 30 and December 31, 2000 and March 31, 2001 that were brought to the Company's attention in a letter from the British Columbia Securities Commission dated November 5, 2001 and summarizes events subsequent to year-end to the date of this report, November 19, 2001 (collectively the "Period").

1. DESCRIPTION OF BUSINESS

Intertech Minerals Corp. is a Canadian mineral exploration company that has, since its incorporation under the Company Act (British Columbia) on February 10, 1988, been engaged in the business of exploration and development of natural resource properties, in particular, three (Afridi Lake, Afridi Lake East, Aylmer Lake) that are highly prospective for the occurrence of diamonds, all located in the very prolific Lac de Gras area of the Northwest Territories, Canada. As of the date of this report, these are the only mineral properties in which the Company has an interest.

Intertech is listed on the Canadian Venture Exchange and trades under the symbol - IML.

To date, the Company has not generated significant revenues from operations or recorded any cost of sales and as a result is considered to be in the development stage. The underlying value of the mineral properties and related deferred costs are entirely dependent on the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production.

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

A) OPERATIONS

Afridi Lake Properties

Intertech beneficially owns an undivided 100% interest, subject, in part, to certain royalties and a royalty reduction option, in thirty-nine DA and DAA mineral claims and eight AYL mineral claims (47,880.87 hectares/118,313.10 acres), known as the Afridi Lake Property and an undivided 40% interest, unencumbered by any royalties, in an additional forty-six AYL mineral claims (44,727.99 hectares/110,521.36 acres) comprising the Afridi Lake East Property and the Aylmer Lake Property. All three, collectively referred to hereafter as the Intertech Properties, are located southeast of Lac de Gras, approximately 335 km northeast of Yellowknife, Northwest Territories. The target mineral being sought on these properties is diamond contained in kimberlite.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (cont'd...)

A) OPERATIONS (cont'd...)

Afridi Lake Properties (cont'd...)

Exploration completed to date by the Company, Kennecott and one other organization on the Afridi Lake property has resulted in discovery in the northwest quadrant of four variably diamondiferous, but uneconomic, kimberlite intrusions (DA 1-3, Jordan) in geological and structural environments identical to those hosting the diamond deposits at the Ekati Mine and the Diavik Project. The largest diamond recovered from the DA kimberlites was a 1.12mm x 0.83mm x 0.24mm fragment derived from a larger dodecahedral crystal.

During the two year period from July 1, 1999 to June 30, 2001, the following exploration was carried out on the Afridi Lake and Afridi Lake East/Aylmer Lake Properties:

I) For the 12 month period ending June 30, 2000:

- In September, 1999, Kennecott contracted McPhar Geophysics to carry out a helicopter-borne, magnetic and multi-frequency EM survey, along lines oriented east-west and spaced 100m apart, for a total of 3930 line km, over the Afridi Lake East Property (31 AYL claims) staked earlier in the year. The survey had to be terminated prematurely, due to inclement weather conditions, after approximately two-thirds of the planned area had been flown.

- In early November, 1999, the Company engaged Fugro Airborne Surveys of Mississauga, Ontario to conduct a comprehensive review of the magnetic and multi-frequentcy EM data collected during a helicopter-borne survey completed over the Afridi Lake Property by this company in early 1998. The purpose of this work is to identify all anomalies which exhibit geophysical responses consistent with those of known kimberlites in the Lac de Gras area.

- In early April 2000, Intertech was advised by Kennecott Canada Exploration Inc. that the planned Spring 2000 exploration program on the Afridi Lake East Property and the contiguous Aylmer Lake Property had been completed. This work consisted of a high resolution, helicopter-borne magnetic and multi-frequency electromagnetic survey, on lines 100m apart, on the Aylmer Lake Property; ground geophysical surveying on 12 targets identified by this and an earlier survey carried out over the Afridi Lake East Property in September, 1999; and diamond drilling (198.6m) to test two targets, one on each property. The two drill holes tested high priority geophysical targets, one a magnetic low and the other a resistivity low, located beneath lakes. In both instances, the anomalies were explained but kimberlite was not encountered.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (cont'd...)

A) OPERATIONS (cont'd...)

Afridi Lake Properties (cont'd...)

In excess of 10 targets, which exhibit geophysical (magnetic, HLEM, gravity) ± structural (dykes, linears, circular features, etc.)± topographical (small lakes, small circular bays, etc.) characteristics consistent with those of known kimberlites, remain to be tested on the Afridi Lake Property and it is expected that others will be identified as the large number of unexamined anomalies detected by the airbrone surveys is evaluated further. On the Afridi Lake East and Aylmer Lake Properties, only six of over 40 anomalies detected by airborne surveys have been followed-up by ground geophysics. Additional work, which would consist of ground geophysics and drilling, will be contingent on the Company's ability to raise funds through equity issuances or, in the case of the Afridi Lake Property, obtaining a partner to earn an interest by completing exploration expenditures.

The DA claims are in good standing until April 1, 2002; in order to maintain title to these past this date, the Canada Mining Regulations require that the claims to be retained must be converted to mining leases, with applications to be submitted to the Federal Government prior to April 30, 2002. At the present time, it is the Company's intention, subject to the availability of funding, to convert as many key claims, defined by the presence of significant targets and/or kimberlite, as possible. Expiry dates for the DAA (Afridi Lake), AYL (Afridi Lake East) and AYL (Aylmer Lake) claims are October 24, 2001; February 4, 2002; and December 10, 2001, respectively. Available assessment credits will be utilized to maintain as many claims as possible in good standing for an additional year. A claim owner has a period of 90 days from the expiry date to file an assessment report or make application for certificates of extension.

During the fiscal year ending June 30, 2001, Intertech expended a total of $292,352 and $232,023, on the Afridi Lake and Afridi Lake East/Aylmer Lake Properties respectively; for the previous fiscal year ending June 30, 2000, exploration expenditures were $61,313 and $118,816 respectively. The figures for the Afridi Lake East/Aylmer Lake Properties represent Intertech's 40% joint venture share of expenditures.

B) FINANCIAL INFORMATION

During the quarter and current year under review the Company did not receive any revenues from operations due to the fact that the Company is in the business of exploring for and development of natural resources, and does not generate sales from production or incur any related cost of sales.

The operating loss for the 12 months ending June 30, 2001, was $361,712 ($0.02 per share) compared to $415,798 ($0.02 per share) for the 12 months ending June 30, 2000. Total net losses for the same two periods were $498,903 ($0.03 per share) and $415,798 ($0.02 per share) respectively, with the former including a write-off of costs ($137,191) associated with the Washagmi and Kugagami Karafel platimum-palladium properties located near Sudbury, Ontario. A comparison of the operating loss and total net loss figures for each quarter of the fiscal years ending June 30, 2001 and June 30, 2000 are presented the following table:

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (cont'd...)

C) EXPENDITURES (cont'd...)

(b) For the 3 month period ending December 31, 2000, material G and A expenditures for this period comprise of $34,500 for Management fees (see 2C(i)(a) above); $18,558 for Office and Miscellaneous expenses (see 2C(i)(a) above); and $40,073 for shareholder financial communications, consisting of internet costs, and various fees, travel and other expenses associated with activities by Mr. Fraser and the Company's financial advisor related to the search for funding for a proposed 2001 exploration program on the Afridi Lake Property.

(c) For the 3 month period ending March 31, 2001, material G and A expenditures for this period comprise $34,500 for Management fees (see 2C(i)(a) above) and $14,564 for Office and Communications (see 2C(i) (a) above).

(d) For 3 month period ending June 30, 2001, material G and A expenditures for this period comprise $34,500 for Management fees (see 2C(i)(a) above).

(II) Deferred Exploration Expenditures

During the fiscal year ending June 30, 2001, Deferred Exploration Expenditures (DEE) amounted to $524,375 compared with $181,810 for the fiscal year ending June 30, 2000. A breakdown of these costs, by property, are as follows:

PROPERTY	Fiscal Year Ending June 30, 2001	Fiscal Year Ending June 30, 2000
Afridi Lake	$292,352	$61,313
Afridi Lake East/ Aylmer Lake	$232,023	$118,816
TOTAL	$524,375	$181,810

Note: The figures for the Afridi Lake East and Aylmer Lake Properties represent Intertech's 40% joint venture share of expenditures.

For the fourth quarter of fiscal years 2001 and 2000, the DEE were $68,181 and $67,243, respectively; for comparison, the figures for the third quarters ending March 31 for each fiscal year were $111,628 and $1,457, respectively.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

2. DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION (cont'd...)

E) TRANSACTIONS WITH RELATED PARTIES

i) Management Agreements

On April 1, 1999, the Company entered into management services agreements with CMB Investments Ltd., First Fiscal Management Ltd., and Fraser Geological Services Inc., companies wholly owned by Directors Ralph Shearing, Michael Cyctrynbaum and John Fraser, respectively. Monthly fees of $3,500 are paid to each of CMB and First Fiscal while Fraser Geological receives $4,500. These agreements, which were accepted for filing by the Vancouver Stock Exchange, specifically preclude the amounts owing to be converted into equity of the Company and are to be paid only when funds are available to do so.

Messrs. Fraser and Shearing, both Professional Geologists, run the day-to-day affairs of the Company, provide expertise, including involvement in the field, with respect to exploration programs on the Company's mineral properties, and assist in identifying and assessing new mineral related opportunities. Mr. Cytrynbaum is a very successful businessman with a great deal of experience and is well known for his contacts within the financial community; his role with the Company is to provide ongoing business and financial advice and direction.

Amounts due to these parties at June 30, 2001, and June 30, 2000 were $115,404 and $46,428, respectively; these are non-interest bearing, unsecured with no stated terms of repayment.

During the two year period from July 1, 1999 to June 30, 2001, the Company had the following related party transactions:

a) For the 12 month period ending June 30, 2000:
A former director and officer received a total of $15,412 to provide office administrative services. Also during this period, CMB Investments, First Fiscal and Fraser Geological received a total of $152,266 for management and consulting fees; this figure includes amounts payable from April 1, 1999, the effective date of the management services agreements.

b) For the three month period ending September 30, 2000:
During this period, CMB Investments, First Fiscal and Fraser Geological received $34,500 in management fees.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

3. SUBSEQUENT EVENTS (cont'd...)

(e) The Company obtained regulatory approval for short form offering, expiring September 27, 2001, offering up to 4,000,000 units. Each unit consists of one common share (flow through or non-flow through at the option of the purchaser) and one half of one non-transferable, non-flow through share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one common share for a period of two years at a price of $0.10 per common share. The agent will receive 400,000 non-transferable share purchase warrants, exercisable for a period of two years into 400,000 at a price of $0.10 per common share, up to two years following the offering day, and a commission of 8%.

(f) The Company closed a private placement through the short form offering mentioned in (d) above for total gross proceeds of $120,750 issuing 1,207,500 common shares at an agreed value of $0.10 per share and 724,500 share purchase warrants. After deduction of various fees, including corporate finance and legal, and commissions, the net to the Company was $93,530, of which, $81,500 were flow-through funds.

In late October, 2001, the Company completed a program of ground geophysics and diamond drilling (2 holes/200m) to test two targets located in a structurally permissive setting in the west-central part of the Afridi Lake Property. The drilling was carried out by Major Midwest Drilling Ltd., Winnipeg, Manitoba, under the supervision of Aurora Geosciences Ltd., Yellowknife, NWT. Kimberlite was not encountered.

4. FINANCING PROCEEDS

Proceeds of the October 25, 2000 private placement were $150,000. The stated purpose of these funds was to pay for ongoing exploration costs on the Northwest Territories diamond properties; these were applied towards the November drill program which cost approximately $290,000.

Proceeds of the February 7, 2001 private placement of $24,000 and the February 20, 2001 exercise of stock options of $15,100 were used for general and corporate expenses.

5. LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2001, the Company had issued 21,373,045 shares for $6,636,273.

The Company's working capital deficit as of June 30, 2001 was $642,650 compared with a working capital surplus of $5,223 for the period ending June 30, 2000. Major items comprising the deficit as of June 30, 2001 are:

- $238,468 owed to Kennecott Exploration Co. Ltd. for exploration expenditures incurred on the Afridi Lake East and Aylmer Lake Properties in the third and fourth quarters of fiscal 2000.

- $115,404 owed to directors of the Company as accrued management fees; agreements defining these fees specifically preclude the amounts owing to be converted into equity of the Company and are to be paid only when funds are available to do so.

INTERTECH MINERALS CORP.

FINANCIAL STATEMENTS

JUNE 30, 2001

INTERTECH MINERALS CORP.
BALANCE SHEETS
AS AT JUNE 30

	2001	2000
ASSETS		
Current		
Cash	$ 567	$ 155,664
Receivables	26,477	5,959
Prepaid expenses	15,000	250
	42,044	161,873
Due from related parties	6,872	8,000
Capital assets (Note 3)	1,528	1,910
Mineral property costs (Note 4)	3,903,332	3,509,638
	$ 3,953,776	$ 3,681,421
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	$ 315,535	$ 110,222
Loan payable (Note 5)	15,287	-
Note payable (Note 6)	238,468	-
Due to related parties (Note 10)	115,404	46,428
	684,694	156,650
Shareholders' equity		
Capital stock (Note 7)	6,636,273	6,393,059
Deficit	(3,367,191)	(2,868,288)
	3,269,082	3,524,771
	$ 3,953,776	$ 3,681,421

Nature and continuance of operations (Note 1)

Contingency (Note 11)

Subsequent events (Note 13)

On behalf of the Board:

"John R. Fraser" Director "Ralph Shearing" Director

The accompanying notes are an integral part of these financial statements.

INTERTECH MINERALS CORP.
STATEMENTS OF CASH FLOWS
YEAR ENDED JUNE 30

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (498,903)	$ (415,798)
Items not affecting cash:		
Amortization	382	478
Write-off of mineral property costs	137,191	-
Changes in non-cash working capital items:		
Increase in receivables	(20,518)	(107)
(Increase) decrease in prepaid expenses	(14,750)	1,750
Increase in accounts payable and accrued liabilities	497,895	114,703
Cash provided by (used in) operating activities	101,297	(298,974)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of capital stock (net of finders fees)	189,100	452,196
Loan payable	15,287	-
Due from related parties	1,128	(8,000)
Due to related parties	68,976	-
Cash provided by financing activities	274,491	444,196
CASH FLOWS FROM INVESTING ACTIVITIES		
Mineral property costs	(530,885)	(270,277)
Recovery of mineral property costs	-	7,160
Cash used in investing activities	(530,885)	(263,117)
Change in cash position during the year	(155,097)	(117,895)
Cash position, beginning of year	155,664	273,539
Cash position, end of year	$ 567	$ 155,664

Supplemental disclosures with respect to cash flows (Note 12)

The accompanying notes are an integral part of these financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Mineral property costs

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the related property following commencement of production, or written off if the mineral interests are sold or abandoned.

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. All deferred costs relating to a project will be expensed in the year of abandonment or sale.

Values

The amounts shown for mineral property costs represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future reserves.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land rehabilitation programmes is to charge to income during the year any costs incurred in environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Stock-based compensation plans

The Company grants stock options in accordance with the policies of the Canadian Venture Exchange (the "CDNX"). No compensation expense is recognized when stock options are granted. Consideration paid for the shares on exercise of the stock options is credited to capital stock.

Income taxes

Effective January 1, 2000, the Company has retroactively adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants ("CICA"). The adoption of the new standards resulted in no adjustments to opening deficit. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

7. CAPITAL STOCK (cont'd...)

	Number of Shares	Amount
Continued...		
Private placements	1,740,000	174,000
Exercise of options	100,667	15,100
Debt settlement	541,150	54,114
At June 30, 2001	21,373,045	$ 6,636,273

8. STOCK OPTIONS AND WARRANTS

The Company, in accordance with its shareholder approved incentive stock option plan, is authorized to grant options to directors, employees and consultants, to acquire up to 3,500,000 common shares. The exercise price of each option equals the market price of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company repriced all incentive stock options, outstanding at year end, to $0.15 per share.

The weighted average contractual life of options outstanding as of June 30, 2001 was 1.93 years (2000 – 2.61years).

As at June 30, 2001, incentive stock options and share purchase warrants were outstanding as follows:

	Number of Shares		Exercise Price	Expiry Date
Options	284,000		$ 0.15	January 9, 2002
	145,000		0.15	March 1, 2002
	50,000		0.15	May 30, 2002
	50,000		0.15	September 28, 2002
	480,000		0.15	November 14, 2002
	200,000		0.15	February 7, 2003
	755,600		0.15	May 6, 2003
	100,000		0.15	January 7, 2004
	250,000		0.15	October 26, 2004
	50,000		0.15	July 31, 2005
	200,000		0.15	April 24, 2006
Warrants	850,000		0.25	November 12, 2001
	1,200,000		0.17	June 28, 2002
	1,500,000		0.15	December 22, 2001
		If not exercised, then	0.20	December 22, 2002
	120,000		0.15	March 6, 2002
		If not exercised, then	0.20	March 6, 2003

9. INCOME TAXES (cont'd...)

The significant components of the Company's future income tax assets are as follows:

		2001		2000
Capital assets	$	3,000	$	3,000
Mineral property costs		(156,000)		(228,000)
Non-capital losses carried forward		926,000		916,000
		773,000		691,000
Valuation allowance		(773,000)		(691,000)
	$	-	$	-

The Company has non-capital losses carried forward of approximately $2,225,000 which may be utilized to reduce future years' taxable income and expire through 2008 if unutilized. The benefits of these losses have been reflected in these financial statements as a valuation allowance.

10. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

a). Paid or accrued management fees totalling $138,000 (2000 - $167,678) to companies controlled by directors.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts due to related parties at June 30, 2001 of $115,404 (2000 - $46,248) are non-interest bearing, unsecured with no stated terms of repayment

The fair value of amounts due to and from related parties are not determinable as they do not have stated terms of repayment.

11. CONTINGENCY

The Company is a defendant in a wrongful dismissal lawsuit filed against it by a former officer and [illegible]or. The Company believes the claim is without merit and is vigorously defending it. At this time, it is not possible to estimate any liabilities that may result from this claim.